DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

August 6, 2014

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014 File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 28, 2014, regarding our draft Registration Statement on Form S-1 (the “Registration Statement”) originally filed on July 1, 2014.

A marked version of Amendment No. 1 to the Form S-1 (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Form S-1 submitted on August 6, 2014.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

We respectfully advise the Staff that we have changed the structure of our unit by adding one warrant to purchase one half ordinary share and we have revised the Amendment No.1 accordingly.

General

1.
Prior to effectiveness of the registration statement, please have a representative of FINRA call us, or provide us with a letter, indicating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

We hereby advise the Staff that we will ensure that, prior to effectiveness, it receives a copy of a letter or a phone call from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

2.	Prior to effectiveness of the registration statement, please have a representative of Nasdaq call us to confirm that your securities have been approved for listing or file the certification on EDGAR.

We hereby advise the Staff that we will ensure that, prior to effectiveness, it receives a phone call from Nasdaq confirming that our securities have been approved for listing, or we will file the certification on EDGAR.

3.
Please note that we may have comments on the legal opinion or other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

We acknowledge the Staff’s comment.  We are filing the forms of Exhibits 5.1 and 5.2 opinions herewith.

4.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We hereby inform the Staff that no such communications or research reports exist or were generated.

Summary, page 1

5.
Please revise to identify the individuals in your "management team." Where you discuss the management team's experience, networks, guidelines, etc., revise to clarify the extent to which you are referring to the independent directors.

We respectfully advise the Staff that we had defined “management” or “management team” on page 1 of the summary section. As used throughout the S-1, such terms include our officers and all the members of our board of directors.  We have revised Amendment No. 1 (pages 43, 46, 91) accordingly.

6.
We note disclosure on page 11 that initial shareholders, officers, directors or their affiliates could make open market or private purchases in order to influence the vote. Please revise here and elsewhere as appropriate to clearly state, if true, that your initial stockholders and other affiliates could purchase enough shares such that the initial business combination may be approved without the majority vote of public shares held by non-affiliates.

We have revised Amendment No. 1 (pages 13 and 75) in response to the Staff’s comment.

7.
We note the disclosure on page 13 regarding circumstances under which stockholders would have to deliver certificates to the transfer agent so that elections to redeem are irrevocable. Please revise to clarify the extent to which this requirement would apply to a meeting subject to a majority vote and/or a tender offer.

We have revised Amendment No. 1 (pages 15, 37 and 75) in response to the Staff’s comment.

Use of Proceeds, page 47

8.
Please revise to clarify the statement in footnote (4). Elsewhere you indicate that the funds in the trust (other than interest) will not be available for expenses relating to acquiring a target business.

We have revised Amendment No. 1 (page 55) in response to the Staff’s comment.

Capitalization, page 53

9.	Please tell us why you have excluded the 495,050 shares not subject to possible redemption from your calculation of shares issued and outstanding on an as adjusted basis.

We have revised Amendment No. 1 (page 60) in response to the Staff’s comment. The revised shares issued and outstanding on an as adjusted basis is 2,317,513.

Directors and Executive Officers, page 78

10.	Please revise to clarify what positions other than Executive Director, if any, Mr. Wang has held with Top (HK) Investment & Development Ltd.

We respectfully inform the Staff that Mr. Wang does not hold any position with Top (HK) Investment & Development Ltd. other than Executive Director.

11.	Please revise to clarify whether Mr. Jason Kon Man Wong is the sole director of, or a member of the board of director of, Whiz Partners Asia Ltd. and Fortune Capital Group Ltd.

We have revised Amendment No. 1 (page 89) in response to the Staff’s comment to clarify that Mr. Wong is a member of the board of directors of Whiz Partners Asia Ltd. and Fortune Capital Group Ltd.

Prior Involvement of Management in Blank Check Companies, page 81

12.
Please revise the table to disclose the current status of trading and reporting for the post-business combination entities. We note, in this regard, that in 2014 China CableCom Ltd. had the registration of its securities revoked by the SEC pursuant to Section 12(j) of the Exchange Act.

We have revised Amendment No. 1 (page 90) in response to the Staff’s comment.

Conflicts of Interest, page 85

13.
We note the table on page 86 and the statement on page 85 that all of your officers and directors currently have fiduciary duties "that may take priority" over their duties to you. Please revise the last column of the table to disclose the priority and preference each entity has relative to you with respect to the performance of obligations and the presentation of business opportunities. It appears, in this regard, that the contractual agreements to present opportunities to you prior to such other entities are moot given the existence of the officers' and directors' pre-existing fiduciary duties. We also note the references in the table to individuals retaining "total discretion to determine whether" he or she has pre-existing obligations.

We have revised Amendment No. 1 (pages 96 and 97) in response to the Staff’s comment.

Principal Shareholders, page 90

14.	Please disclose the number of outstanding shares used to calculate the approximate percentage of outstanding shares prior to and after the offering.

We have revised Amendment No. 1 (page 100) in response to the Staff’s comment.

Rights, page 98

15.	Please disclose how the receipt of fractional shares impacts such holder's rights with respect to those shares.

We have revised Amendment No. 1 (page 110) in response to the Staff’s comment.

Recent Sales of Unregistered Securities, page II-1

16.
Please advise us of the difference between the 1,625,000 ordinary shares issued to the sponsor on June 8, 2014 and the sponsor's beneficial ownership of 1,525,000 ordinary shares in the table on page 90.

We respectfully inform the Staff that on or about June 9, 2014, the sponsor transferred 25,000 ordinary shares to each of the four directors including Jason Kon Man Wong, Haibin Wang, Foelan Wong and Hai Wang and therefore reduced the amount of the shares it held from 1,625,000 to 1,525,000. We added clarifying language on page 103 in that regard.

17.
Please revise to include the disclosure required by Item 701 of Regulation S-K for the ordinary shares issued to Jason Kon Man Wong, Haibin Wang, Foelan Wong and Hai Wang as reflected in the beneficial ownership table on page 90.

Please refer to our response to comment #16. Since the referenced shares were transferred from the sponsor instead of having been issued by the Company, we believe no disclosure is required by Item 701 of Regulation S-K.

Undertakings, page II-3

18.	Please include all the undertaking required by Item 512 of Regulation S-K.

We have revised Amendment No. 1 (pages II-3) in response to the Staff’s comment.

Exhibits

19.
We note the statement on page F-8 that Winnie Ng agreed that she will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the company. Please file the agreement.

We are filing the following exhibits including the insider letter (exhibit 10.1) where such provision is contained:

1.2	Letter Agreement between the Registrant and EarlyBirdCapital
5.1	Form of Opinion of Ogier
5.2	Form of Opinion of Ellenoff Grossman &Schole LLP
10.1	Form of Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and each of the sponsor, directors and officers of the Registrant
10.10	Form of Right Agreement
23.1	Consent of UHY LLP

We intend to file the remaining exhibits with the next amendment.

20.	Please file the agreement with EarlyBirdCapital whereby the underwriter will receive 4% of the proceeds in this offering in connection with services provided after the offering.

We are filing this agreement as Exhibit 1.2 to Amendment No. 1.

In making our responses we acknowledge that:

•   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com to reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By:	/s/ Emily Tong
Chairwoman